EXHIBIT 99.2

EVALUATION OF

OIL AND GAS RESERVES

TRI-VALLEY OIL AND GAS COMPANY

December 31, 2009

Leland B. Cecil, P.E.

EVALUATION OF OIL AND GAS RESERVES
TRI-VALLEY OIL AND GAS COMPANY

Reported herein are valuations of properties in which Tri-Valley Oil and Gas Company, herein referenced as Tri-Valley, holds interest in oil and gas reserves. Currently, Tri-Valley operates and holds interest in producing wells on ten (10) leased properties which display evidence of continued economic productivity. Those holdings are located within the Moffat Ranch and Rio Vista gas fields; Edison and South Be'ridge oil fields of California. Only properties which exhibit continued economic viability are addressed by the evaluation effort reported herein.

All properties in which Tri-Valley holds interests and reserves assigned thereto are listed in the enclosed tables headed as Summary — Proved Oil and Gas Reserves and Summary — Potential Oil and Gas Reserves.

Future production performance of each separate property has been evaluated to determine hydrocarbon reserves and present value, at the close of business on December 31, 2009.

Salable products forecast from the properties include crude oil and natural gas. Production performance forecasts and economic benefits were developed for anticipated future product sales and net income to TriValley's interests in each property.

Evaluations quantify Tri-Valley's Proved Reserves for the subject properties. Proved reserve estimates are categorized as either Producing, Non-Producing or Undeveloped reserves. Potential reserves are listed as Probable Reserves and Possible Reserves. They are based on reservoir characteristics and exhibited recovery from efforts analogous to the subject properties. Values expressed are considered as reasonable expectations for recoveries through application of generally known technology.

Economics for determined reserves were formulated from market conditions that existed during the past twelve (12) months. Product sale prices were calculated from applicable prices posted on the first day of the calendar months. Operating expense data was provided by Tri-Valley. No consideration was given to potential future inflation of either product sale prices or costs relative to future operation. Present value of projected future net income was calculated at annual discount rate of ten percent (10%). Those parameters are understood to accommodate latest guidelines established by the U.S. Securities and Exchange Commission for valuation of oil and gas reserves. Expressions of Classification of Petroleum Reserves are provided herein. Evaluation results are as follows:

Leland B. Cecil, P.E.

Evaluation of Oil and Gas Reserves
Tri-Valley Oil and Gas Company
December 31, 2009

NET PROVED RESERVES
December 31, 2009

COMPANY OPERATED CATEGORY	GAS Mcf	OIL bbls	FUTURE NET INCOME	PRESENT VALUE
Producing	55,751	42,271	$410,258	$316,885
Non-Producing	339,501	0	$547,778	$334,635
Undeveloped	0	2,005,439	$63,018,908	$29,931,000
TOTAL PROVED RESERVES	395,252	2,047,710	$63,976,944	$30,582,520

NET PROSPECTIVE RESERVES
December 31, 2009

COMPANY OPERATED CATEGORY	GAS Mcf	OIL bbls	FUTURE NET INCOME	PRESENT VALUE
Probable	0	1,485,628	$39,555,224	$20,249,892
Possible	42,008	1,581,425	$45,826,886	$22,140,384
TOTAL PROSPECTIVE RESERVES	42,008	3,067,053	$85,382,110	$42,390,276

Probable and Possible Reserves are based on performance of analogous projects involving technology for recovery of low gravity oil through cyclic steam stimulation and steamflood applications. New development must be conducted to accomplish expressed recoveries. Additional wells must be drilled and completed to accommodate extraction of in-situ crude oil. And, facilities must be installed to supply steam for injection.

Evaluation reports for all properties are provided in alpha-numeric order.

Tri-Valley's estimated net Proved Gas Reserves decreased by 300,379 Mcf (-43.21%) from the previous estimate of December 31, 2008. The change resulted from calculated net sale of 32,076 Mcf from all properties for the ELEVEN MONTH period January 1st through November 30th. Negative net gas reserve adjustments totaled 268,603 Mcf. Two wells are responsible for a major share of the net gas reserve reduction. Reserves have been adjusted downward by 280,697 Mcf as a result of production shortfall from the Hanson 2 well. Workover operations are planned to restore operation of the well. Performance of the Martins Severin 6 well fell short of previous projections which have resulted in net gas reserve reduction of 5,244 Mcf. Total calculated net gas sales during 2009 were 68.58% lower than reported for the 2008 calendar year.

Leland B. Cecil, P.E.

Evaluation of Oil and Gas Reserves
Tri-Valley Oil and Gas Company
December 31, 2009

Calculated net oil sales totaled 3,427 barrels from all properties for the ELEVEN MONTH period of January lst through November 30th. That net oil sale volume is 86.97% lower than reported for the 2008 calendar year.

Net Proved Oil Reserves credited to Tri-Valley's interests increased by 2,047,710 barrels from the previous estimate of December 31, 2008. No oil reserves were credited in the previous period. Low oil prices at the end of 2008 did not justify inclusion of oil reserves.  Net proven oil reserve adjustments total 2,051,187 barrels, which includes above noted net oil production. Development opportunity of the Claflin and Charisma Claflin properties came to light during the year from exploitation of an offsetting property.  Net oil reserves of 2,005,439 barrels have been assigned to that project. Substantial improvement of oil prices through 2009 has allowed allocation of net oil reserves totaling 45,708 barrels from the Shields-Anns Lease and South Belridge Properties.

Details of effects from each property are noted in the enclosed tables of reserve balance summaries for each Proved Reserve category and the table entitled Adjustment summary – Oil and Gas Reserves.

The previous reserve determination of December 31, 2008, required evaluations to be based on the latest applicable product sale price. At that time, oil prices related to Tri-Valley properties was too low to allow assignment of any oil reserves. For example, the posted price for crude from the Midway-Sunset Field was listed as $30.55 per barrel. Average posted price for oil from the same source averaged $52.63 during 2009. The average oil price of Tri-Valley's Proven Reserves determined through this study is $53.76 per barrel.

Average sale price for future natural gas sales relative to Tri-Valley's properties determined in this evaluation is $3.848 per Mcf. That value is $4.220 per Mcf (52.31%) LOWER than the average sale price of $8.068 per Mcf which was concluded from the previous evaluation.

Hydrocarbon reserves are best estimates of future product sales, which may reasonably be expected from established operating methods. Forecasts of future production for the properties were developed by extrapolation of historical production and pressure performance. Reports for each property evaluation are provided.

Production and operating cost data were provided by Tri-Valley. Local property tax (ad valorem) factors were developed in each individual property evaluation. Economic results give no regard to either State or Federal income tax obligations that may result from operation of the properties.

Present values stated for the subject properties may not reflect a market price acceptable to either a willing buyer or seller, under normal transaction conditions. They are to be viewed only as appraisals for the expressed economic parameters employed.

Leland B. Cecil, P.E.

Evaluation of Oil and Gas Reserves
Tri-Valley Oil and Gas Company
December 31, 2009

Operation of oil and gas producing properties entails elements of risk that cannot be fully quantified. Therefore, evaluation and appraisal of such properties involves a degree of uncertainty which can best be assessed by a knowledgeable and sophisticated individual experienced in activities of the petroleum industry.

The work product represented by this report resulted from the individual effort of the evaluator. Work was performed with neither prejudice nor influence from any party. The evaluator holds equity interest in either the subject properties, Tri-Valley Oil and Gas Company or its parent company Tri-Valley Corporation. Compensation for services rendered in conduct of this evaluation is not dependent upon results obtained.

Leland B. Cecil, the evaluator, is a Petroleum Engineer with over forty-eight years of professional experience in operation and valuation of oil and gas producing properties. The State of Louisiana and the State of California currently license Mr. Cecil as a Professional Engineer.

/s/ Leland B. Cecil
Leland B. Cecil, P.E.
January 27, 2010

Leland B. Cecil, P.E.